August 16, 2019

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Office of Consumer Products

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:   Kohl’s Corporation

        Form 10-K for Fiscal Year Ended February 2, 2019

        Filed March 22, 2019

        File No. 001-11084

Dear Ms. Thompson:

We have received your letter dated August 5, 2019 regarding the above-referenced filing for Kohl’s Corporation (“Kohl’s”).  Our response to your comment is provided below.  We have repeated your comment in full (underlined) and our response is noted directly below the quoted comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Net Sales, page 19

1.

We note your statement on page 19 that as an omnichannel retailer, it is often difficult for you to distinguish between a store sale and a digital sale, and therefore you do not report store sales and digital sales separately. However, we note statements in your fourth quarter 2018 earnings call and your first quarter 2019 earnings calls which suggest that you are able to track digital sales separately. Specifically, your Chief Financial Officer stated in your fourth quarter 2018 earnings call that “[t]he strong sales performance was driven by positive transactions and a double-digit increase in digital sales, which was on top of the 26% increase in the fourth quarter of last year” and your Chief Executive Officer elaborated on why this increase in digital sales occurred during her update on your omnichannel strategies. Similarly, your Chief Financial Officer stated in your first quarter 2019 earnings call that “[d]igital sales remained solid in Q1 growing high single-digits, which was on top of the mid-teens percent increase in the prior year. The solid results reflect the positive impact that our investments are having on customer engagement. Mobile again represented the majority of our traffic growth at over 75% of digital traffic and more than half of digital sales.” Please tell us why you appear to be able to distinguish between store and digital sales in your earnings calls and why you separately discuss digital sales in your earnings calls. Please reconcile this discussion during your earnings calls with the disclosures in your Form 10-K that you do not have a clear distinction between store and digital sales. Also tell us why your analysis of results of operations does not quantify net sales from your digital channel and does not disclose information about the increase in digital sales and the drivers of that increase similar to the information currently provided during your earnings calls. We may have further comment after reviewing your response.

Corporate Offices•N56 W17000 Ridgewood Drive• Menomonee Falls, WI 53051•(262)703-7000

Response

Like many retailers, Kohl’s is an omnichannel organization.  We developed our operating model and marketing strategy so customers can seamlessly shop across any, or all channels. We believe that our physical stores and our digital operations are integral and increasingly inseparable components of our business.

As our omnichannel strategy continues to evolve, defining physical store sales and digital sales becomes increasingly challenging.  To explain this complexity, we include the following disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in our Annual Report on Form 10-K:

As an omnichannel retailer, it is often difficult to distinguish between a "store" sale and a "digital" sale. Below is a list of some omnichannel examples:

•	Digital customers can choose to have most online orders either shipped to their home or picked up in any of our stores.
•	Approximately 75% of our digital customers also shop in our stores.
•	Digital orders may be shipped from a dedicated E-Commerce fulfillment center, a store, a retail distribution center, third parties or any combination of the above.
•	Stores increase digital sales by providing customers opportunities to view, touch and/or try on physical merchandise before ordering online.
•	Online purchases can easily be returned in our stores.
•	Kohl's Cash coupons and Yes2You rewards can be redeemed online or in store regardless of where they were earned.
•	In-store customers can order from online kiosks in our stores.
•	Customers who utilize our mobile app while in the store may receive mobile coupons to use when they check out.

Because of the blurred definition of store and digital sales and the fact that we manage our operations as an omnichannel retailer, we do not disclose our digital sales.  However, we recognize the increasing interest in digital sales growth.  To the extent that digital sales are a key driver of our net sales performance and discussed on our quarterly earnings call, we will discuss the increase or decrease in digital sales in our quarterly and annual filings.  Additionally, we will update our next quarterly filing to include the following disclosure:

Comparable sales is a measure that highlights the performance of our stores and digital channel by measuring the change in sales for a period over the comparable, prior-year period of equivalent length. Comparable sales include all store and digital sales, except sales from stores open less than 12 months, stores that have been closed, and stores where square footage has changed by more than 10%. We measure the change in digital sales by including all sales initiated online or though mobile applications, including omnichannel transactions which are fulfilled through our stores.  Comparable sales measures vary across the retail industry. As a result, our comparable sales calculation may not be consistent with similarly titled measures reported by other companies.

Corporate Offices•N56 W17000 Ridgewood Drive• Menomonee Falls, WI 53051•(262)703-7000

Should you have any questions or need further information regarding our response, please do not hesitate to contact me directly at (262) 703-5757 or Bruce.Besanko@Kohls.com.

Sincerely,

/s/ Bruce Besanko

Bruce Besanko

Chief Financial Officer

Corporate Offices•N56 W17000 Ridgewood Drive• Menomonee Falls, WI 53051•(262)703-7000